LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

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www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

October 22, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn: Jessica Livingston, Staff Attorney

Re:	1895 Bancorp of Wisconsin, Inc.

Registration Statement on Form S-1

Filed September 7, 2018 File No. 333-227223

Dear Ms. Livingston:

On behalf of 1895 Bancorp of Wisconsin, Inc. (the “Company”) we are filing herewith a revised copy of the above-referenced draft Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 3, 2018 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

LUSE GORMAN, PC

Jessica Livingston, Staff Attorney

Securities and Exchange Commission

October 22, 2018

Form S-1

Summary, page 1

1.

Please balance your Summary disclosure by disclosing your recent losses and significant one-time expenses that have negatively impacted your efficiency ratio and costs of operations and by providing under the caption “Risk Factors,” a discussion of the most significant factors that make the offering risky. See Item 503(c) of Regulation S-K.

Additional disclosure has been added to the “Summary” on page 2 as well as to the notes to the “Selected Financial and Other Data” on pages 29 - 30 regarding recent losses and significant one-time expenses. Additional disclosure has been added to the “Summary – Risks Associated with Ownership of Our Common Stock” on page 5.

Risk Factors

Risks Related to Our Business

We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance , page 27

2.

In this risk factor you discuss the potential impact of operational risks. Have you suffered any significant losses or other damages as a result of operational risks, or has your controls testing indicated that you have a significant deficiency? Please revise to provide a description of any cyber incidents that you have experienced that are individually, or in the aggregate, material, including a description of the costs and other consequences and to provide the investor with an idea of the likelihood that a risk may impact your results and the potential impact on your assets and earnings. Refer to CF Disclosure Guidance: Topic No. 2 and Regulation S-K Item 503(c).

Additional disclosure has been added to “Risk Factors – Risks Related to Our Business – We face significant operational risks because the financial services business involves a high volume of transactions and because of our reliance on technology” on page 20.

Our information technology systems may be subject to failure, interruption or security breaches, page 28

3.	Please clarify whether you have experienced any of the referenced types of breaches. Refer to CF Disclosure Guidance: Topic No. 2.

Additional disclosure has been added to “Risk Factors – Risks Related to Our Business – Our information technology systems may be subject to failure, interruption or security breaches” on pages 20 - 21.

LUSE GORMAN, PC

Jessica Livingston, Staff Attorney

Securities and Exchange Commission

October 22, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PyraMax Bank, FSB

Comparison of Operating Results for the Six Months Ended June 30, 2018 and 2017, page 65

4.

We note your disclosures on pages 65 and 66, as well as elsewhere in the prospectus (e.g., page 67), that you reversed your $4.8 mm deferred tax valuation allowance in 2017. We also note your disclosure on page F-29 that you determined there was enough reasonable evidence to reverse this amount. To help investors better understand your results, please enhance your disclosures to provide additional detail about the drivers for income tax expense changes during the periods presented, such as the nature of the positive and negative evidence considered in making your decision to reverse the valuation allowance. Refer to Items 303(a) and 303(b) of Regulation S-K.

Additional disclosure has been added to “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PyraMax Bank, FSB – Comparison of Operating Results for the Six Months Ended June 30, 2018 and 2017” on pages 59 - 61.

* * *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (202) 274-2009.

Very truly yours,

/s/ Marc Levy

cc:	Richard B. Hurd, President and Chief Executive Officer